UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

ANTELOPE ENTERPRISE HOLDINGS LTD.

(Translation of registrant’s name into English)

Room 1802, Block D, Zhonghai International Center,

Hi-Tech Zone, Chengdu, Sichuan Province, PRC

Telephone +86 (28) 8532 4355

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into Material Agreements

On April 2, 2024, Antelope Enterprise Holdings Limited, a British Virgin Islands exempted limited company (the “Company”) entered into a warrant exchange agreement (the “Exchange Agreement”) with certain holder (the “Holder”) of warrants (the “Warrants”) to purchase Class A ordinary shares, no par value each, (the “Class A Ordinary Shares”) of the Company, pursuant to which the Holder agreed to surrender the Warrants for cancellation and the Company agreed, in exchange, to issue 0.5 restricted Class A Ordinary Shares for each Warrant. The Holder owned 60,052 Warrants at the time of entering into the Exchange Agreement, and received 30,026 restricted Class A Ordinary Shares (the “Exchanged Shares”) upon closing of the transaction as contemplated in the Exchange Agreement.

The Exchanged Shares were issued pursuant to the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), provided by Section 4(a)(2) of the Securities Act.

The foregoing description of the Exchange Agreements does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of such document, the form of which is attached as Exhibit 10.1 to this Current Report on Form 6-K and are incorporated by reference herein.

Exhibit No.	Description

10.1	Form of Warrant Exchange Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ANTELOPE ENTERPRISE HOLDINGS LTD.

	By:	/s/ Hen Man Edmund
Hen Man Edmund
Chief Financial Officer

Date: April 5, 2024